Mail Stop 7010

August 31, 2005

Via U.S. mail and facsimile

Roger R. Tuttle, Chief Executive Officer
DYNA Group International, Inc.
1661 S. Seguin Street
New Braunfels, TX  78130

	RE:	Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
			File No. 0-17385


Dear Mr. Tuttle:

      We have reviewed your response letters dated August 22, 2005 and August 29, 2005 and have the following additional comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Comments applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 6. Management`s Discussion and Analysis of Financial Condition and Results of Operations
3. We read your response to our comment 5. Please tell us the facts and circumstances you used in concluding that quantities in excess of one year usage should be recorded as obsolete. You disclose under liquidity and capital resources that during the year you melted down
$497,808 of pewter emblems and product, which was reused and sold. You also stated that you sold $323,251 of obsolete inventory during
2004. Please include in your discussion how you considered the above and your current sales forecast related to your policy for recording excess and obsolete inventory.

Results of Operations

2004 versus 2003
4. Your response to our comment 6 states various license agreements that you entered into during the year. Your response also states that you do not anticipate significant cancellations or non-renewals.
However, your response does not quantify the impact these new license agreements had on your net sales, nor does it address other factors that contributed to the increase in your net sales, including any offsetting results these factors have had with one another. Please include in your discussion the following:
* significant changes to existing agreements or renewal agreements,
* significant agreements that were terminated, and
* significant fluctuations in product mix or volume.
As previously requested, please include in your disclosure these factors that contributed to your increase in net sales. Please also quantify the impact each of these factors had on your net sales.

5. We read your response to our comment 7. Your response does not appear to address our comment. Your response discusses net income and the effect the changes in NFL and MBL royalty expense had on your net income. We respectfully reissue our previous comment 7. You disclosed that the increase in gross profit was due to the use of obsolete pewter emblems that were previously written down to scrap value. Based on your disclosure in Note 2 regarding items melted down during the year and the 14% increase in net sales during the year, it would appear that the increase in your gross margins would have been greater. Please expand your disclosure to discuss in more detail the factors that contributed to the increase in gross profit during the period, including any offsetting results these factors may have had with one another. Please also quantify the impact each of these factors had on your gross profits.

Item 8A.  Controls and Procedures
6. We read your response to our comment 8. As previously requested, please amend your disclosure to include information on your disclosure controls and procedures. Refer to Items 307, 308(a)(3) and 308(c) of Regulation S-B.

Item 9. Directors and Executive Officers of the Registrant
7. We read your response to our comment 9. Your response indicates that you do not have an audit committee. However, your response does not include whether you have a committee performing similar functions. Please revise your disclosure to comply with Item 401(f)(2)(i) of Regulation S-B.
8. We read your response to our comment 10. Your response does not address a portion of our comment, which requests you to include in your disclosure the reason for which you have not adopted a code of ethics. Please revise accordingly. Refer to Item 406(a) of Regulation S-B.

Report of Independent Registered Public Accounting Firm
9. We read your response to our comment 11. While you have obtained an updated audit opinion from your auditors, which opines on the consolidated balance sheet and the related statements of consolidated operations, stockholders` equity, and cash flows for the year ended
December 31, 2003, your auditors have not dual dated their opinion regarding their explanatory paragraph, which references Note 12. In addition, the explanatory paragraph, your auditors have included does not specifically address the restatement, or the periods affected by the restatement. Please obtain from your auditors an audit opinion that includes these revisions and file it in an amended Form 10-KSB.

Notes to Financial Statements

Note 1 - Summary of Accounting Policies
10. We read your response to our comment 12. Your response does not state how you record the fees associated with the licensing agreements you enter into. Please revise your disclosure to specifically state how you record these fees in your statements of income relative to the terms of the agreements.
11. We read your response to our comment 13. You disclosed that you restated the years ended December 31, 2004, 2003, and 2002 relating to rent expense recorded during those periods. However, you response does not address the portion of our comment that requests that you disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of
SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. Please expand your disclosure to include this information. Refer to SFAS 13 and FTB 88-1.
12. We read your response to our comment 14. We remind you that when you file your restated Forms 10-K/A and 10-Q/A you should appropriately address the following:
* an explanatory paragraph in the reissued audit opinion,
* full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
* updated Item 8A. and Item 3 disclosures should include the following:
o a discussion of the restatement and the facts and circumstances surrounding it,
o how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of your disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-B.
* updated certifications.


Note 4 - Property and Equipment
13. Based on your response to our comment 15 it is still unclear to us how you determined it was appropriate to amortize your building and leasehold improvements over 7 to 40 years, rather than the shorter of their economic lives or the lease term and the accounting guidance you used to determine your conclusion. Please also expand your disclosure to provide additional information regarding the guarantee you received by your majority shareholder relating to the extended lease and the reimbursement of unamortized leasehold improvement costs. Refer to the Letter from the SEC Chief Accountant, Donald T. Nicolaisen to Robert J. Keuppers, Chairman, Center for Public Company Audit Firms, dated February 7, 2005 and SFAS 13.

Exhibit 31
14. Please ensure that when you file your amended Forms 10-KSB and 10-QSB that your certifications reference Forms 10-KSB/A and 10-QSB/A rather than Forms 10-KSB and 10-QSB. Please also ensure your certifications are currently dated and that the signature page of the
Forms 10-KSB/A and 10-QSB/A have currently dated signatures.


Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Comment applicable to your overall filing
15. Please address the comments above in your interim Forms 10-QSB as well.

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources
16. We read your response to our comment 20. Your response provided an explanation for fluctuations in your assets and liabilities from
December 31, 2003 and 2004. However, our comment requested you discuss significant fluctuations in your assets and liabilities during the period ended March 31, 2005. As previously requested, please expand your disclosure to discuss significant fluctuations in your assets and liabilities during the period, including, but not limited to the following:
* inventory,
* debt, and
* accounts payable.
17. Your response to our comment 21 indicates that you expect the cost of pewter to decrease in the future. Please expand your disclosure to discuss when you anticipate the trend of increasing costs of pewter to decline, including the economic factors which support your conclusion. In the interim periods for which you anticipate this trend of increasing costs of pewter to continue, as previously requested, please expand your disclosure to discuss how this may affect your results of operations and liquidity. Please include in your response whether you have the ability to pass on these increasing costs to your customers.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,


							Rufus Decker
							Accounting Branch Chief

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Mr. Roger R. Tuttle
DYNA Group International, Inc.
August 31, 2005
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE